At the Annual Meeting of Stockholders of the Fund held on February 25, 2015, the stockholders voted on a proposal to elect a Director Nominee or Class I Directors to the Board of Directors of the Fund. A description of the proposal and the shares voted in favor, shared voted against and shares abstaining with respect to the proposal were as follows:

                               Shares Voted     Shares Voted    Shares Voted
                                    For            Against         Abstain
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1 To elect to the Fund's
  Board of Directors
  Edward A. Kuczmarski            20,972,077        1,613,277           -
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2 To elect to the Fund's
  Board of Directors
  Stuart A. McFarland             20,941,596        1,643,758           -
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